Exhibit 23.6

Peter A. Ronning, P. Eng. January 21, 2003

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Small Business Review
450 5th Street, N.W. – Room 3112
Washington, D.C. 20549

Re:	Bear Creek Mining Corporation Registration Statement on Form SB-2 Dated January 21, 2003 File No. 333-101511

I refer to the document noted above and to my technical reports listed as follow:

•	Review of the Santa Rosa Project, Peru, dated 01 August 2002

•	Review of the Lomo de Camello Project, Peru, dated 01 August 2002

•	Review of the Estrella Project, Peru, dated 02 August 2002

I hereby consent to the reference to my name in the Registration Statement and to the references to my reports in the Registration Statement.

I confirm that I have read the Registration Statement. I participated in the preparation of that part of the disclosure in the Registration Statement that is derived from my technical reports. I do not have any reason to believe that there are any misrepresentations in the information derived from the technical reports or that the written disclosure contains any misrepresentation of the information contained in the technical reports. The technical disclosure in the Registration Statement contains some newer information that has become available since the technical reports were prepared. I did not participate in the preparation of that part of the disclosure that relates to the newer information, but I have read it and I do not have any reason to believe that the written disclosure contains any misrepresentation of the newer information.

This letter is solely for the information of the United States Securities and Exchange Commission and is not to be referred to in whole or in part in the Registration Statement or any other similar document and is not to be relied upon for any other purpose.

Yours sincerely

“Peter Ronning"

Peter A. Ronning, P.Eng.